UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May, 2011

Commission file number 0-30070

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 70151• ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  __

On May 3, 2011, AudioCodes Ltd. (the “Registrant”) issued a press release announcing financial results for the first quarter of 2011.  A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.	Press Release, dated May 3, 2011, announcing financial results for the first quarter of 2011.

The information set forth in the second, third and sixth paragraphs of, and the condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statement of cash flows contained in, the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-13378; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-144823; (vii) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (viii) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; and (ix) the Registrant’s Registration Statement on Form F-3, File No. 333-172268.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ Guy Avidan
Guy Avidan
Chief Financial Officer

Dated:    May 3, 2011

EXHIBIT INDEX

Exhibit No.	Description

1	Press Release, dated May 3, 2011, announcing financial results for the first quarter of 2011.